Mail Stop 3561

February 7, 2007

Lance Jon Kimmel, Esq.
SEC Law Firm
11693 San Vicente Boulevard, Suite 357
Los Angeles, CA 90049

>   **Re: NuWay Medical, Inc.**
>   **Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A**
>   **Filed February 7, 2007**
>   **File No. 0-19709**

Dear Mr. Kimmel:

      We have completed our review of your PRE 14A and related filings and have no further comments at this time.

      Sincerely,

      H. Christopher Owings
      Assistant Director

cc: Fax: (310) 388-1320